UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          XINHUA FINANCE MEDIA LIMITED
                          ----------------------------
                                (Name of Issuer)

                   Common shares, par value $0.001 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                   983982109
                             ----------------------
                                 (CUSIP Number)

                              Robert P. Bermingham
                      Yucaipa Global Partnership Fund L.P.
                            9130 W. Sunset Boulevard
                          Los Angeles, California 90069
                                 (310) 789-7200
                         ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2007
                        -------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP No.:  983982109                                         Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.        Names of Reporting Persons.

          RONALD W. BURKLE
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

          [  ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------

Number of             7. Sole Voting Power            None
Shares
Beneficially         -----------------------------------------------------------
Owned by Each
Reporting             8. Shared Voting Power          8,574,022
Person With
                     -----------------------------------------------------------

                      9. Sole Dispositive Power       None

                     -----------------------------------------------------------

                     10. Shared Dispositive Power     8,574,022
--------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person


          8,574,022
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)


           [   ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)


          6.2% based on 138,072,540 common shares outstanding as of September 28, 2007.
--------------------------------------------------------------------------------
14.       Type of Reporting Person:

          IN
--------------------------------------------------------------------------------

CUSIP No.:  983982109                                         Page 3 of 10 Pages

--------------------------------------------------------------------------------
1.        Names of Reporting Persons.

          RBDILLC
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

          [  ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------

Number of             7. Sole Voting Power            None
Shares
Beneficially         -----------------------------------------------------------
Owned by Each
Reporting             8. Shared Voting Power          8,574,022
Person With
                     -----------------------------------------------------------

                      9. Sole Dispositive Power       None

                     -----------------------------------------------------------

                     10. Shared Dispositive Power     8,574,022
--------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person


          8,574,022
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)


           [   ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)


          6.2% based on 138,072,540 common shares outstanding as of September 28, 2007.
--------------------------------------------------------------------------------
14.       Type of Reporting Person:

          OO
--------------------------------------------------------------------------------

CUSIP No.:  983982109                                         Page 4 of 10 Pages

--------------------------------------------------------------------------------
1.        Names of Reporting Persons.

          YUCAIPA GLOBAL HOLDINGS
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

          [  ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Cayman Islands
--------------------------------------------------------------------------------

Number of             7. Sole Voting Power            None
Shares
Beneficially         -----------------------------------------------------------
Owned by Each
Reporting             8. Shared Voting Power          8,574,022
Person With
                     -----------------------------------------------------------

                      9. Sole Dispositive Power       None

                     -----------------------------------------------------------

                     10. Shared Dispositive Power     8,574,022
--------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person


          8,574,022
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)


           [   ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)


          6.2% based on 138,072,540 common shares outstanding as of September 28, 2007.
--------------------------------------------------------------------------------
14.       Type of Reporting Person:

          PN
--------------------------------------------------------------------------------

CUSIP No.:  983982109                                         Page 5 of 10 Pages

--------------------------------------------------------------------------------
1.        Names of Reporting Persons.

          YGOF GP LTD.
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

          [  ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Cayman Islands
--------------------------------------------------------------------------------

Number of             7. Sole Voting Power            None
Shares
Beneficially         -----------------------------------------------------------
Owned by Each
Reporting             8. Shared Voting Power          8,574,022
Person With
                     -----------------------------------------------------------

                      9. Sole Dispositive Power       None

                     -----------------------------------------------------------

                     10. Shared Dispositive Power     8,574,022
--------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person


          8,574,022
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)


           [   ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)


          6.2% based on 138,072,540 common shares outstanding as of September 28, 2007.
--------------------------------------------------------------------------------
14.       Type of Reporting Person:

          CO
--------------------------------------------------------------------------------

CUSIP No.:  983982109                                         Page 6 of 10 Pages

--------------------------------------------------------------------------------
1.        Names of Reporting Persons.

          YUCAIPA GLOBAL PARTNERSHIP FUND L.P.
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

          [  ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Cayman Islands
--------------------------------------------------------------------------------

Number of             7. Sole Voting Power            8,574,022
Shares
Beneficially         -----------------------------------------------------------
Owned by Each
Reporting             8. Shared Voting Power          8,574,022
Person With
                     -----------------------------------------------------------

                      9. Sole Dispositive Power       8,574,022

                     -----------------------------------------------------------

                     10. Shared Dispositive Power     8,574,022
--------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person


          8,574,022
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)


           [   ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)


          6.2% based on 138,072,540 common shares outstanding as of September 28, 2007.
--------------------------------------------------------------------------------
14.       Type of Reporting Person:

          PN
--------------------------------------------------------------------------------

CUSIP No.:  983982109                                         Page 7 of 10 Pages



Item 1.           Security and Issuer

                  This statement relates to the common shares, par value $0.001 per share (the "Common Stock"), of Xinhua Finance Media Limited, a Cayman Islands corporation (the "Company"). The principal executive offices of the Company are located at 2201, Tower D, Central International Trade Center, 6A Jian Wai Ave., Chaoyang District, Beijing, 100022, People's Republic of China.

Item 2.           Identity and Background

                  (a) This statement is being filed jointly by (i) Ronald W. Burkle, (ii) RBDI LLC, a Delaware limited liability company ("RBDI"), (iii) Yucaipa Global Holdings, a Cayman Islands general partnership ("Yucaipa Global Holdings"), (iv) YGOF GP Ltd., a Cayman Islands corporation ("YGOF"), and (v) Yucaipa Global Partnership Fund L.P., a Cayman Islands limited partnership ("Yucaipa Global Partnership" and, together with Mr. Burkle, RBDI, Yucaipa Global Holdings, and YGOF, the "Reporting Persons"). Mr. Burkle is the sole member of RBDI. Dubai Investment Group (YGP) Ltd. and RBDI are the general partners of Yucaipa Global Holdings, with RBDI being the managing partner. Yucaipa Global Holdings is the sole shareholder of YGOF, which, in turn, is the general partner of Yucaipa Global Partnership.

                  (b) The address of the principal business and principal office of each of the Reporting Persons is 9130 W. Sunset Boulevard, Los Angeles, California 90069.

                  (c) The principal business of each of the Reporting Persons is acquiring, investing in and/or managing companies.

                  (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Burkle is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration

                  The total amount of funds required by Yucaipa Global Partnership to acquire the shares reported in Item 5 was $25,722,066.00. All such funds were provided from working capital.

Item 4.           Purpose of the Transaction

                  The Reporting Persons acquired the shares reported in Item 5 on September 28, 2007 because, in their opinion, such shares are undervalued by the market at the present time. The shares were acquired in directly negotiated transactions from various existing shareholders of the Company.

                  On September 27, 2007, David Olson, an employee of a related management company, was appointed to the Board of Directors of the Company. The purchase of the shares to which this statement relates was not conditioned on such appointment. The Reporting Persons believe that the

CUSIP No.:  983982109                                         Page 8 of 10 Pages

addition  of David  Olson to the board as an  independent  director  is a strong
positive  development.   In  addition,   the  Company  should  have  substantial
opportunities for future growth.

                  The Reporting Persons currently hold their shares of Common Stock for investment purposes. However, the Reporting Persons intend to closely monitor the Company's performance and may modify their plans in the future. In addition, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Company.

                  Although the Reporting Persons do not have any current plans other than the monitoring and communication program outlined in the previous paragraph, the Reporting Persons may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests. More specifically, depending on their evaluation of various factors, including the investment potential of the Common Stock, the Company's business prospects and financial position, other developments concerning the Company, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant, the Reporting Persons may take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired. In addition, the Reporting Persons may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock.

                  As of the date of this Statement, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  (a) Yucaipa Global Partnership is the direct beneficial owner of all of the 8,574,022 shares of the Company's common stock currently owned by the Reporting Persons. Such shares represent approximately 6.2% of the Company's outstanding Common Stock, based upon the 138,072,540 shares of Common Stock outstanding as of September 28, 2007, as reported by the Company. By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Yucaipa Global Partnership. Mr. Burkle disclaims any such ownership (except to the extent of his pecuniary interest therein), and the filing of this Statement shall not be construed as an admission that Mr. Burkle is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

                  (b) Yucaipa Global Partnership, acting through its general partner, YGOF, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares held by Yucaipa Global Partnership.

CUSIP No.:  983982109                                         Page 9 of 10 Pages

                  (c) None of the Reporting Persons has transacted in this class of securities during the past sixty days.

                  (d) Except as stated elsewhere in Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares owned by the Reporting Persons.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  In connection with the acquisition of the shares to which this statement relates, the Company and Yucaipa Global Partnership agreed to use their reasonable best efforts to enter into a registration rights agreement with respect to such shares containing commercially reasonable terms and provisions. Other than set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.           Material to be filed as Exhibits.

                  Other than set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

CUSIP No.:  983982109                                        Page 10 of 10 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: October 9, 2007                    RONALD W. BURKLE

                                         By: /s/ Ronald W. Burkle
                                             --------------------


Date: October 9, 2007                    RBDI LLC
                                         By: /s/ Robert P. Bermingham
                                             ------------------------
                                         Name: Robert P. Bermingham
                                         Title: Vice President


Date: October 9, 2007                    YUCAIPA GLOBAL HOLDINGS G.P.
                                         By:  RBDI LLC
                                         Title: Managing Partner
                                                By:  /s/ Robert P. Bermingham
                                                     -------------------------
                                                     Name: Robert P. Bermingham
                                                     Title:   Vice President


Date: October 9, 2007                    YGOF GP LTD.
                                         By: /s/ Robert P. Bermingham
                                             ------------------------
                                         Name: Robert P. Bermingham
                                         Title: Vice President


Date: October 9, 2007                    YUCAIPA GLOBAL PARTNERSHIP FUND L.P.
                                         By:  YGOF GP LTD.
                                         Title: General Partner
                                                By:  /s/ Robert P. Bermingham
                                                     ------------------------
                                                     Name: Robert P. Bermingham
                                                     Title:  Vice President